September 11, 2008

Kim Ciccarelli, Esquire
John Hancock Life Insurance Company.
601 Congress Street
Boston, MA 02210

> Re: John Hancock Life Insurance Company (U.S.A) Separate Account A
> John Hancock Life Insurance Company (U.S.A) Separate Account N
> John Hancock Life Insurance Company of NY Separate Account B
> John Hancock Life Insurance Company of NY Separate Account B
> Initial Registration Statements on Form N-6
> File Nos. 333-152406; 333-152407; 333-152408; 333-152409; 333
> 153252; and 333-153253

Dear Ms. Ciccarelli:

The staff has reviewed the above-referenced registration statements, which the Commission received on July 18, 2008 or August 29, 2008. We are providing below comments to file numbers 333-152406, 333-152409 and 333-153252, but our comments are equally applicable to the New York versions of the same contracts. Based on your representation that the New York versions are substantially similar to their comparable national version, we did not separately review these filings. We do note, however, that there is language in these prospectuses which describes or refers to other states or their terms (See for example, the "Variations in policy term" section, the "Policy cancellation right" section and the "Life insurance purchased by residents of Puerto Rico" section in the New York versions). Accordingly, these references should be clarified to refer only to New York. We also note that the staff provided comments to registration statements 333-151630 and 333-151631 on July 30, 2008 and these comments apply to the current registration statements to the extent applicable.

Corporate VUL Contract

1. Transaction Fees (Page 8)
   In the second paragraph, please clarify that any increase in the premium charge above that stated "Transaction Fees" table will be attributable to an increase in the tax rate assessed in a contractowner's state of residence. Also, move the language regarding when the deferred premium charged is deducted to the second column of the table and explain what the premium charge is for the first year. Please also clarify what is meant

by the word "assessed" in footnote 1; will the monthly charge be deducted?

2. Periodic Charges (Page 9)
    Please explain why a charge of 0.00% of policy value is shown in the current rate
    column of the Asset-based risk charge. Please also add disclosure regarding the basis
    on which the maximum charge is calculated.

3. Portfolio Annual Expenses (Pages 11-14)
    Please provide your legal basis for reflecting estimated, rather than actual,
    acquired fund fees and expenses and short sale expense. Also, contractual expense
    waivers may not be reflected in the table unless they remain in effect for one year
    from the effective date of the registration statement; please revise the table
    accordingly   Footnotes should reflect the exact duration of the waiver (see
    footnote 15). In addition, voluntary waivers may not be reflected in the table.
    Accordingly, please delete that waiver from the "Total Stock Market Portfolio"
    line of the table.

4. The Fixed Account (Page 27)
    Please revise the last sentence of the second paragraph to state that disclosures
    regarding fixed accounts "are" rather than "may be" subject to Federal securities
    laws.

5   Limitation on payment of death benefit (Page 27)
    Please include the amount payable and any adjustment due to misstatement in the
    application without reference to the policy. See also the "Delay to challenge coverage"
    section on page 42. In general, all material provisions of the policy must be reflected
    in the prospectus without cross-referencing the policy. Accordingly, please make the
    necessary changes to the entire prospectus.

6   Reinstatement (Page 32)
    Please delete the second sentence of the third paragraph, which requires a review
    of the policy. The variations should be specified.

7. Accelerated Benefit Rider (Page 40)
    Please indicate the terms and condition applicable to the benefit, rather than
    referencing the rider.

8. Variations in policy terms (Page 40)
    Please delete the first paragraph of this section as all material state variations must be
    reflected in the prospectus. Also, please provide your legal basis for varying asset
    based charges for different individuals.

9. Policy cancellation right (Page 42)
    Please indicate that you will return the greater of policy value or premiums paid.
    Please also indicate whether interest earned during this period will be refunded or
    provide your legal basis for retaining such interest.

10. <u>Delay for check clearance (Page 42)</u>
    Please clarify that payment will not be delayed beyond the date that a check is cleared.

<u>Accumulation Variable Universal Life Contract</u>
11. <u>General</u>
    Please note that so much material information is excluded that we are unable to adequately review this filing. Please include all the necessary information in the next pre-effective amendment. In addition, the comments noted above which are applicable to this filing will not be restated here, but should be addressed in your response to this filing.

12. <u>Deductions from premium payments (Page 39)</u>
    Please confirm that these charges terminate at age 100, rather than 121.

<u>Majestic VCOLIX Contract</u>
13. <u>General</u>
    Please note that so much material information is excluded that we are unable to adequately review this filing. Please include all the necessary information in the next pre-effective amendment. In addition, the comments noted above which are applicable to this filing will not be restated here, but should be addressed in your response to this filing.

14. <u>Portfolio Annual Expenses (Page 13)</u>
    Please revise the table and footnote 7 to delete references to portfolios which are not offered under the contract (e.g. Spectrum Income and Real Estate Equity portfolios.) Also, in footnote 15, shouldn't the date be December 31, 2007? Finally, please note fee waivers which are not contractual and in effect for one year from the effective date of the registration statement may not be reflected in the table.

15. <u>Limitation on payment of death benefit (Page 27)</u>
    Please delete the cross-references to the policy in both paragraphs.

16. <u>Enhanced Yield Fixed Account Rider (Page 39)</u>
    Please delete the cross-references to the policy.

17. <u>Variations in policy terms (Page 40)</u>
    Please delete the clause that states: "but you should be sure to read your contract carefully as well."

18. <u>Part C- For all registration statements</u>
    Please file actual agreements, rather than forms of agreement. See rule 483. Also, please file all reinsurance agreements related to the contracts as they are required by Item 26(g) of Form N-6.

19. <u>Financial Statements, Exhibits, and Other Information</u>
    Financial statements, exhibits, and other required disclosure not included in this
    registration statement must be filed in a pre-effective amendment to the
    registration statement.

20. <u>Tandy Comment</u>
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have
    provided all information investors require for an informed decision. Since the
    fund and its management are in possession of all facts relating to the fund's
    disclosure, they are responsible for the accuracy and adequacy of the disclosures
    they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

    - should the Commission or the staff, acting pursuant to delegated authority, declare
      the filing effective, it does not foreclose the Commission from taking any action
      with respect to the filing;
    - the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the fund from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and
    - the fund may not assert this action as defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
    information you provide to the staff of the Division of Investment Management in
    connection with our review of your filing or in response to our comments on your
    filing.

    We will consider a written request for acceleration of the effective date of the
    registration statement as a confirmation of the fact that those requesting acceleration
    are aware of their respective responsibilities. We will act on the request and, pursuant
    to delegated authority, grant acceleration of the effective date.

    * * * ** ** * * * * * * * * * *

    Responses to these comments should be made in a letter to me filed on Edgar and
in a pre-effective amendment to the registration statement. If you believe that you do not
need to change the registration statement in response to a comment, please explain your
position in the letter.

    Although we have completed our initial review of the registration statement, it will
be reviewed further after our comments are resolved. Therefore, we reserve the right to

comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products